Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT

Description of Our Capital Stock
Our articles of incorporation, as amended, provide for authorized shares of Class A common stock, Class B common stock, and preferred stock. There are no shares of Class B common stock or preferred stock currently outstanding. Our common stock is uncertificated.
Our authorized capital stock consists of 250,100,000 shares, each with no par value per share, of which:
•150,000,000 shares are designated as Class A common stock;
•100,000,000 shares are designated as Class B common stock; and
•100,000 shares are designated as preferred stock.
Preferred Stock
Our Board of Directors, or Board, is authorized, without approval of the holders of Class A common stock, to provide for the issuance of preferred stock from time-to-time in one or more series in such number and with such designations, preferences, powers, and other special rights as may be stated in the resolution or resolutions providing for such preferred stock. Our Board may cause us to issue preferred stock with voting, conversion, and other rights that could be senior or in preference to the rights of the holders of Class A common stock.
Class A Common Stock
The holders of our Class A common stock are entitled to one vote per share on any matter to be voted upon by the shareholders. The holders of Class A common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Directors are elected by a majority of the voting power of the shares of Class A common stock present in person or represented by proxy and entitled to vote on the election of directors at a shareholder meeting called for the purpose.
The holders of our Class A common stock are entitled to share equally in any dividends that our Board may declare from time-to-time from legally available funds and assets, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock. If a dividend is paid in the form of shares of Class A common stock or rights to acquire shares of Class A common stock, the holders of Class A common stock will be entitled to receive Class A common stock, or rights to acquire Class A common stock, as the case may be.
Upon any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our Company, the holders of our Class A common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock. Our Class A common stock is not convertible into any other shares of our capital stock. Holders of Class A common stock do not have any preemptive rights.
Anti-Take Over Provisions
Our articles of incorporation, as amended, provide that our Board may issue up to 100,000 shares of preferred stock, in one or more series, without shareholder approval and with such terms, conditions, rights, privileges, and preferences as the Board may deem appropriate. In addition, our articles of incorporation, as amended, provide for staggered terms for our Board and limitations on persons authorized to call a special meeting of shareholders. In addition, certain provisions of Montana law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our Class A common stock with the opportunity to realize a premium over the then-prevailing market price of such Class A common stock.